Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 13 DATED DECEMBER 13, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 10 dated October 6, 2010, supplement no. 11 dated November 10, 2010 and supplement no. 12 dated November 23, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the sale of a 50% participation interest in the One Kendall Square First Mortgage; and

•	the acquisition of two four-story office buildings containing 139,471 rentable square feet in West Palm Beach, Florida.

Sale of a 50% Participation Interest in the One Kendall Square First Mortgage

On November 22, 2010, we, through an indirect wholly owned subsidiary, originated a first mortgage loan in the amount of $175.0 million (the “One Kendall Square First Mortgage”) to a borrower not affiliated with us or our advisor. The borrower used the proceeds from the loan to refinance a mixed-use facility located on an approximately 9.0-acre rectangular campus in Cambridge, Massachusetts. The One Kendall Square First Mortgage note bears interest at a floating rate of 550 basis points over one-month LIBOR, but at no point shall the interest rate be less than 7.5%.

Subsequent to November 22, 2010, we created a pari-passu participation interest with respect to 50% of the outstanding principal amount of the One Kendall Square First Mortgage (“Participation A-1”) and a pari-passu participation interest with respect to the remaining 50% of the outstanding principal amount of the One Kendall Square First Mortgage (“Participation A-2”). On November 30, 2010, we, through an indirect wholly owned subsidiary, entered into a participation agreement to sell Participation A-2 at par to Yellow Brick Real Estate Capital I, LLC (“Participation A-2 Holder”), which is not affiliated with us or our advisor.

Acquisition of Emerald View at Vista Centre

On December 9, 2010, we, through an indirect wholly owned subsidiary, acquired two office buildings containing 139,471 rentable square feet located on approximately 9.8 acres of land in West Palm Beach, Florida (“Emerald View at Vista Center”). The seller is not affiliated with us or our advisor. The purchase price of Emerald View at Vista Center was $36.0 million plus closing costs. We funded the purchase of Emerald View at Vista Center with proceeds from this offering and are currently negotiating a mortgage loan on this property.

The Emerald View at Vista Center is located at 2054 and 2056 Vista Parkway in West Palm Beach, Florida and consists of two four-story office buildings that were built in 2007. Currently, Emerald View at Vista Center is 87% leased to 12 tenants.

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